Michele Drummey

Director and Corporate Counsel

Law Department – Prudential Retirement

The Prudential Insurance Company of America

280 Trumbull Street

1 Commercial Plaza

Hartford, CT 06103

Tel (860) 534-4245

Fax (860) 534-8885

michele.drummey@prudential.com

June 19, 2015

The Prudential Insurance Company of America

751 Broad Street

Newark, New Jersey 07102-3777

Re:    Post Effective Amendment #20 to 333-95637/811-09799

Dear Ms. Samuel,

Thank you for taking the time to speak with me on June 5, 2015. In response to the comments you provided to Post-Effective Amendment #19 to Registration Statement 333-95637 filed by The Prudential Insurance Company of America (“Prudential”) and The Prudential Discovery Premier Group Variable Contract Account, we have filed Post-Effective Amendment #20 to Registration Statement 333-95637/811-09799 (“PEA 20”).

We have also provided you with a courtesy copy of the filing which tracks the changes made from Post Effective Amendment #19.

Described below in bold are the comments provided to me in our conversation of June 5th as well as Prudential’s responses:

1.	If the Guaranteed Interest Account is not being offered to State of Connecticut plan participants, it would be clearer to delete any reference of it, rather than say if made available by your employer.

We have deleted all references to the Guaranteed Interest Account in the prospectus.

2.	Regarding the fee table, while there are no separate account charges, reference to the revenue sharing arrangement should be made.

In the section, “Periodic Charges,” we have placed an asterisk next to the column entitled “Current” with respect to current Separate Account Annual Expenses. We have added disclosure directly under the line which reads, “Total Separate Account Annual Expenses” to indicate that there is a revenue sharing arrangement in place and we then refer the reader to the appropriate section of the prospectus for more detailed information on the arrangement.

3.	Regarding the Total Annual Underlying Mutual Fund Operating Expenses, confirm that the minimum and maximum for both funds are the same number.

We have updated the Total Annual Underlying Mutual Fund Operating Expense minimum to reflect 0.63% rather than 0.64%.

4.	Please describe the specific time period provided under Connecticut state insurance law with respect to the right to cancel period.

The State of Connecticut is not a state which requires a right to cancel in the group annuity form. We have therefore deleted the reference.

5.	Please elaborate on the discussion regarding the application of an initial premium payment to the contract.

The fifth paragraph of the section entitled, “The Accumulation Period” describes Prudential’s procedure for applying initial premium. In short, initial contributions provided in good order will be applied within two business days. If the contributions provided are not in good order, Prudential will apply the contribution to the Plan’s default investment option and follow up with the plan three times in writing at monthly intervals in an attempt to obtain proper instruction. If by 105 days, Prudential does not have proper allocation instructions, Prudential will return the contributions (plus earnings) to the plan.

Prudential accepts bulk premium for its group annuity products. Therefore, it can be difficult to process bulk premiums as described in Rule 22c-1(c) when some enrollment instructions for employees are incomplete. Aside from the administrative burdens, in an effort to not potentially harm participants, Prudential adopted the above described procedure in reliance on a July 21, 1992 SEC No-Action Letter issued to Principal Mutual Life Insurance Company (“Principal Letter”).

In the Principal Letter, the Staff indicated it would not recommend an enforcement action against Principal Mutual Life Insurance Company (“Principal”) if Principal credits contributions with incomplete or no allocation instructions to a Money Market fund provided that: (1) Principal sends written notice to the contract owner/employer following the end of the month in which it received incomplete participant allocation instructions related to a bulk premium and, if no response is given, then up to two more monthly notices may be sent in an attempt to procure instructions; (2) after three notices have been sent but no later than 105 days from the date the contribution is applied to the Money Market account, Principal must return the contributions, plus earnings, to the contact owner/employer; and (3) Principal must include disclosure related to this process in the prospectus, plan materials, and enrollment forms.

When Prudential is unable to determine the proper allocation of a plan participant’s initial contribution to Discovery Premier Group Retirement Annuity II, the initial contribution will be defaulted to the State of Connecticut’s stable value fund, which earns a fixed rate of interest. The stable value fund is compromised of several types of investments from a variety of carriers.

Prudential has a process in place to send no more than three monthly notices from the date the contribution is applied and to return such contribution with earnings to the employer in the event complete allocation instructions cannot be obtained.

Prudential is presently working on the enrollment materials but has confirmed that this process will be reflected in the plan materials and enrollment forms. We have updated the prospectus language related to our current procedures for initial contributions to indicate that the stable value option offered and selected by the retirement plan is the default fund and that it pays a fixed rate of interest.

6.	Please confirm whether or not the Fidelity servicing arrangement described on page 38 is applicable.

We have removed the references related to Fidelity Investments Institutional Operations Company, Inc. as a service provider as the arrangement is inapplicable to Discovery Premier Group Retirement Annuity II.

7.	Regarding the asset allocation discussion on page 11, please confirm this available to participants.

We confirm that the asset allocation program is available at the participant level.

8.	There is a reservation of a right to charge a transfer fee, please update the table to include the maximum fee which may be charged.

We have deleted the reservation of the right to charge for transfers in the future.

9.	On page 35, when discussing mirror voting, describe the impact a small number of participants can have on the overall outcome of the vote.

We have updated the language in the section entitled, “Voting Rights” to describe the impact a small number of participants can have on the overall outcome of a vote.

10.	Do not include references that would not be applicable to State of Connecticut employees.

We have removed product references from the prospectus that would not be applicable to State of Connecticut employees.

11.	Regarding the Part C, do not reference the term “form of” when filing the actual agreement or if incorporating a document by reference.

We have deleted references to the term “form of” when the actual agreement is filed. Please note that Exhibits 4(a), 4(b), 4(c) and 8(a) pertain to Discovery Premier Group Retirement Annuity, version one. You will note that the contracts filed as Exhibits 4(d), 4(e) and 8(c) specifically pertain to the State of Connecticut’s plan and are both filed herewith.

12.	Regarding the Part C, please file the Fidelity Participation Agreement and the State of Connecticut version of the contract as exhibits to the next post effective amendment.

We have filed the Fidelity Participation Agreement, its amendments, as well as the actual State of Connecticut versions of the contract as exhibits to this post effective amendment.

As you know, Prudential made an oral request to accelerate the effectiveness of PEA #20 to June 26, 2015 during the June 5, 2015 phone call referenced above. Pursuant to the requirements set forth under Rule 461 of the Securities Act of 1933 (“Act”) related to oral requests for acceleration, please be advised that both the registrant and the principal underwriter are aware of their obligations under the Act.

Please let me know if you have any further questions or concerns regarding PEA #20.

Sincerely,
/s/ Michele Drummey Esq.
Michele Drummey Esq.
Director and Corporate Counsel